                                                                EXHIBIT 1.(5)(C)

                      INDIVIDUAL RENEWABLE TERM INSURANCE

Insured - The person covered under this rider is listed as the "Person Covered" in the Policy Specifications in the section identified as Individual Renewable Term Insurance Rider. Such person may be either, or both, of the Insureds under this policy. No other person may be insured under this rider. An Insured may be deleted from or, with evidence of insurability satisfactory to us, added to this rider. The remainder of this rider describes the coverage with respect to a single Insured. If both Insureds are covered under this rider, the rider applies separately to each.

Coverage - This rider provides term insurance on the Insured under this rider. When we receive proof that the Insured's death occurred while this benefit was in force, we will pay the Face Amount in effect, if any, under this rider on the date of the Insured's death. This rider has no cash value, but it affects the cash value of the policy.

Face Amount - The Face Amount of this rider is shown in the Policy Specifications and in any supplemental schedule of coverage and may be level or
varying by policy year.   Unscheduled changes in the Face Amount may take place
after the Policy Date as described below.

Unscheduled Change of Face Amount - Subject to our approval, you may to change the Face Amount by Written Request during the lifetime of the Insured and while this rider is in force. Such request cannot be made effective before the first policy anniversary.

Upon approval of any unscheduled change in Face Amount, we will issue a supplemental schedule of coverage, which will include the following information:

 .  the effective date of the change;
 .  the amount of the increase or decrease;
 . if the change is an increase in Face Amount, the Insured's risk class for the increase and the Guaranteed Maximum Monthly COI Rates applicable to the increase.

Unscheduled Face Amount Increase - If your request to change the Face Amount is a request for an increase, then our approval of the increase is subject to the following conditions:

 .  you provide evidence of insurability satisfactory to us;
 . no previous increase has been made effective in the same policy year; . the Insured consents to the increase; and . the increase is at least $10,000.

An Administrative Charge not to exceed $100 will be deducted from the policy's Accumulated Value on the effective date of any such increase. This charge is to cover expenses associated with our evaluation of evidence of insurability. The effective date of the increase will be the first Monthly Payment Date on or following the date all applicable conditions are met.

Unscheduled Face Amount Decrease - The Face Amount may be decreased only if there has been no previous decrease in the same policy year.

Any decrease in Face Amount that you request for any policy year will first be applied against the most recent increase, if any, and then against successively earlier increases, if any, and finally against the original Face Amount. The effective date of the decrease will be the first Monthly Payment Date on or following the date we receive your Written Request.

If the Face Amount varies automatically by policy year as shown in a schedule of Face Amounts in the Policy Specifications, any unscheduled decrease in the Face Amount which you request for any policy year will require equivalent decreases for future policy years. You will be informed of such equivalent future decreases, and your consent will be obtained before your requested decrease becomes effective.

Rider Charge - Beginning on the Policy Date and for every month thereafter, there will be a charge for this rider equal to the sum of the charge for the initial Face Amount plus the charge for each increase in the Face Amount.

The charge for each such Face Amount is equal to the Face Amount multiplied by the applicable monthly COI Rate for the Face Amount.

R01IRT-NY                           Page 1                                 NY

Cost of Insurance Rates - The Cost of Insurance (COI) Rates are based on a number of factors, including the Insured's Age, risk class and the policy duration. The current monthly COI Rates will be determined by us. These rates will not exceed the Guaranteed Maximum Monthly COI Rates shown in the Policy Specifications and any supplemental schedule of coverage. Any changes in the COI Rates in effect at the inception of this rider will apply uniformly to all members of the same class and based on changes in our expectations of future mortality, persistency and expenses. Any such change will be determined in accordance with procedures and standards on file with the Insurance Department of the state of New York. COI rates and other expense factors will be reviewed no more frequently than annually and no less frequently than once every five years to determine whether an adjustment is necessary.

Misstatement - If the Insured's age has been misstated, the death benefit for this rider will be adjusted by the ratio of the incorrect COI rate to the correct COI rate.

Effective Date - This rider is effective on the Policy Date unless otherwise specified.

Incontestability - We may not contest coverage under this rider's original face amount or any increase in Face Amount, which was applied for and for which evidence of insurability was required, after such amount has been in force during the lifetime of the Insured for 2 years from the later of the effective date of the Face Amount or any reinstatement date. In no event may we contest coverage under this rider unless there has been a material misrepresentation in an application.

Suicide Exclusion - If the Insured commits suicide after two years from the Policy Date, but within two years of the effective date of an increase in the Face Amount of this rider, we will limit the death benefit paid with respect to such Face Amount increase to the rider charges for such Face Amount.

Conversion - This rider is not convertible.

Termination - This rider will terminate on the earliest of the following:

 .  the Insured's Age 80; or
 .  your Written Request; or
 .  lapse of the policy; or
 .  termination of the policy.

General Conditions - This rider is part of the policy to which it is attached. All terms of this policy that do not conflict with this rider's terms apply to this rider. In the event of any conflict between the terms of this benefit and the terms of the base policy, the terms of this benefit shall prevail over the terms of the base policy.


                    Signed for Pacific Life & Annuity Company,


/s/ THOMAS C. SUTTON                    /s/ AUDREY L. MILFS
-------------------------------------   --------------------------------------
President and Chief Executive Officer   Secretary


R01IRT-NY                           Page 2                                 NY